Filed by Churchill Capital Corp X pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Churchill Capital Corp X (File No. 001-42646)

Infleqtion and Churchill Capital Corp X S-4 Registration Statement Declared Effective by SEC in

Connection with Proposed Business Combination

BOULDER, Colo. & NEW YORK (January 26, 2026) Infleqtion, a global leader in quantum sensing and quantum computing powered by neutral-atom technology, today announced that its joint registration statement on Form S-4 (the “Registration Statement”) with Churchill Capital Corp X (NASDAQ: CCCX) (“Churchill X”), filed with Securities and Exchange Commission (the “SEC”) in connection with the proposed business combination between Infleqtion and Churchill X, was declared effective by the SEC on January 23, 2026. This represents an important step in the process toward completion of the previously disclosed proposed business combination between Infleqtion and Churchill X. Churchill X has set a meeting date of February 12, 2026 for its extraordinary general meeting to approve the proposed business combination and related matters.

Infleqtion translates quantum technology into solutions that expand human potential. Infleqtion designs, builds, and sells quantum computers, precision sensors, and software to governments, enterprises, and research institutions. As a first mover in neutral-atom technology, a leading quantum modality recognized for scalability, flexibility, and cost efficiency, Infleqtion has developed a practical, differentiated commercial platform designed to scale. This approach enables Infleqtion to support both quantum computing and precision sensing from a single product architecture. The company’s portfolio includes quantum computers, quantum clocks, RF receivers, and inertial sensors, engineered for real-world deployment and optimized by Infleqtion’s proprietary software. These systems are used in collaboration with NVIDIA and by customers including the U.S. Department of War, NASA, and the U.K. government.

Infleqtion is well-capitalized, and the proposed business combination is expected to deliver over $540 million in gross proceeds, assuming no redemptions by Churchill Capital Corp X shareholders of the amounts held in trust. This includes more than $125 million of incremental capital raised through a common stock PIPE at the transaction valuation from leading existing and new institutional investors. Proceeds from the proposed business combination are expected to accelerate Infleqtion’s technology roadmap and product commercialization, expanding applications across artificial intelligence, national security, and space and enabling additional real-world use cases.

Since announcing the proposed business combination with Churchill X, Infleqtion has continued to advance its technology leadership:

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Achieved 12 logical qubits with error detection and loss correction—surpassing its prior 2026 target and positioning the company ahead of schedule on its roadmap to deliver 1,000 logical qubits by 2030.

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Expanded collaboration with NVIDIA to bring Infleqtion’s NVQLink quantum architecture to GPU-accelerated AI systems, with installation of an NVQLink-enabled Sqale quantum computer underway at the Illinois Quantum & Microelectronics Park.

•	Demonstrated the world’s first quantum optical clock for underwater autonomous navigation, in partnership with the Royal Navy, advancing GPS-free positioning capabilities.

•	Announced a strategic partnership with Silicon Light Machines to enhance quantum computer performance through next-generation optical technologies.

•	Selected for the U.S. Army’s “SAPIENT” program to develop secured, AI-enabled positioning, navigation, and timing capabilities for contested and GPS-denied environments.

•

Entered a strategic collaboration with Safran Electronics & Defense to validate an integrated resilient timing solution combining Infleqtion’s Tiqker™ timing technology with Safran’s synchronization systems, targeting global availability in Q1 2026.

Upon closing, the combined company will become the first publicly listed neutral-atom quantum technology company and the only public company with commercial leadership across both quantum computing and precision sensing. The combined company will operate as “Infleqtion, Inc.” and is expected to be listed on the New York Stock Exchange under the ticker symbol “INFQ.” The business combination remains subject to approval by Churchill X shareholders and other customary closing conditions. The business combination is expected to close in Q1 of 2026.

About Infleqtion

Infleqtion is a global leader in quantum sensing and quantum computing, powered by neutral-atom technology. Infleqtion designs and builds quantum computers, precision sensors, and quantum software for governments, enterprises, and research institutions. Infleqtion’s commercial portfolio includes quantum computers as well as quantum RF systems, quantum clocks, and inertial navigation solutions. Infleqtion is the partner of choice for governments and commercial customers seeking cutting-edge quantum capabilities. Infleqtion announced in September 2025 it plans to go public via a merger with Churchill X (NASDAQ: CCCX). For more information, visit Infleqtion.com or follow Infleqtion on LinkedIn, YouTube, and X.

About Churchill Capital Corp X

Churchill X is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. It may pursue an initial business combination target in any business or industry.

Additional Information About the Proposed Transaction and Where to Find It

The proposed transaction will be submitted to shareholders of Churchill X for their consideration. Churchill X has filed a registration statement on Form S-4 with the SEC, which was declared effective by the SEC on January 23, 2026, and which includes a definitive proxy statement/prospectus. The definitive proxy statement/prospectus and other relevant documents have been mailed to Infleqtion stockholders and Churchill X shareholders as of January 13, 2026, the record date established for voting on the proposed transaction, in connection with Churchill X’s solicitation of proxies for the vote by Churchill X’s shareholders in connection with the proposed transaction and other matters described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Infleqtion stockholders in connection with the completion of the proposed transaction. Before making any voting or investment decision, Churchill X shareholders, Infleqtion stockholders and other interested persons are advised to read the definitive proxy statement/prospectus, as well as other documents filed with the SEC by Churchill X in connection with the proposed transaction, as these documents contain important information about Churchill X, Infleqtion and the proposed transaction. Shareholders may obtain a copy of the definitive proxy statement/prospectus, as well as other documents filed by Churchill X with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp X, 640 Fifth Avenue, 12th Floor, New York, NY 10019.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The company has based these forward-looking statements on current expectations and projections about future events. These statements include: projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding the company’s ability to commercialize new products and technologies; projections of development and commercialization costs and timelines; expectations regarding the company’s ability to execute its business model and the expected financial benefits of such model; expectations regarding the company’s ability to attract, retain and expand its customer base; the company’s deployment of proceeds from capital raising transactions; the company’s expectations concerning relationships with strategic partners, suppliers, governments, state-funded entities, regulatory bodies and other third parties; the company’s ability to maintain, protect and enhance its intellectual property; future ventures or investments in companies, products, services or technologies; development of favorable regulations affecting the company’s markets; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for the company to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of the company and Churchill X.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause the company’s or Churchill X’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that the company is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; the company’s historical net losses and limited operating history; the company’s expectations regarding future financial performance, capital requirements and unit economics; the company’s use and reporting of business and operational metrics; the company’s competitive landscape; the company’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the company’s concentration of revenue in contracts with government or state-funded entities; the potential need for additional future financing; the company’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; the company’s reliance on strategic partners and other third parties; the company’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Churchill X could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against the company or Churchill X; failure to realize the anticipated benefits of the proposed transaction; the ability of Churchill X or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill X’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by the company, Churchill X or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of the company’s and Churchill X’s management as of the date of this press release; subsequent events and developments may cause their assessments to change. While the company and Churchill X may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. An investment in Churchill X is not an investment in any of our founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Churchill X, which may differ materially from the performance of our founders’ or sponsors’ past investments.

Participants in the Solicitation

Churchill X, the company and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Churchill X’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Churchill X’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus when it is filed by Churchill X with the SEC. You can find more information about Churchill X’s directors and executive officers in Churchill X’s final prospectus related to its initial public offering filed with the SEC on May 15, 2025. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests are included in the preliminary proxy statement/prospectus, and will be included in the definitive proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.